ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Record Revenues for the Third Quarter Ended September 30, 2012

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Quarterly Revenues Up 18% Year-Over-Year, Reaching $27.3 Million

Burlington, MA, October 31, 2012 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the third quarter ended September 30, 2012.

For the third quarter ended September 30, 2012, total revenues were $27.3 million, up 18% from $23.2 million in the third quarter of 2011. Net income for the third quarter of 2012 was $2.8 million, or $0.09 per fully diluted share, compared to net income of $4.5 million, or $0.14 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $3.7 million, or $0.11 per fully diluted share, compared to $5.5 million, or $0.17 per fully diluted share, for the same period last year.

Software license revenues for the third quarter of 2012 were $11.0 million, up 24% compared to software license revenues of $8.9 million for the same period last year. Service and maintenance revenues were $16.3 million, up 14% compared to service and maintenance revenues of $14.3 million in the same period last year.

Gross profit in the third quarter of 2012 was $17.5 million, or 64% of revenues, compared to $15.2 million, or 66% of revenues, in the same period last year.

Net cash provided by operating activities was $4.5 million during the third quarter of 2012. After paying a cash dividend of $2.5 million, cash, cash equivalents and short and long-term investments at the end of the third quarter of 2012 were $51.6 million, an increase of $1.7 million compared to the end of the second quarter of 2012.

Management Commentary

“We are pleased with the strong results for the third quarter.  Significant operational progress, healthy bookings and a strong pipeline of new business provide us with confidence in our strategy and good visibility moving forward.  Specifically, investments to address increased market demand in the workforce management market by enhancing our Mobility, Shift Planning and Cloud offerings are paying off.  We are seeing traction in new verticals while successful deployments in traditional industries such as Telecommunication and Utilities continue to support our value proposition and highlight the strength of our market position.  Growing market demand in the Americas - including Latin America - and Russia have more than offset any weakness we’ve seen in Europe. Our market position has again been supported by industry analysts and independent market research.  For the second year in a row, we were ranked as Leader in Gartner’s Magic Quadrant for Field Service Management report and we continue to drive the workforce management and enterprise mobility market from a leadership position,” said Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO.

“As we look forward to the fourth quarter and beyond, we will continue to differentiate ourselves through innovative product offerings that allow service providers to better optimize their workforce and reduce inefficiencies.  As our investments continue to bear fruit, we look forward to taking the company to the next level by potentially reaching, then surpassing, the $100 million sales mark,” Dr. BenBassat concluded.

Outlook

The Company reiterates the previously provided full year 2012 guidance of revenues in the range of $98 to $103 million, representing about 13% to 18% growth over 2011.

Cash Dividend

ClickSoftware also announced today that on October 29, 2012, its Board of Directors approved a $0.08 per share dividend to be paid on November 28, 2012 to all shareholders of record as of the close of business on November 14, 2012. The dividend will be paid net of any required tax. The Company does not have a formal policy governing the amounts and payment of dividends, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5901).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2012 revenues, the possibility of future dividends, visibility into future periods and pipeline, growth opportunities in the workforce management and enterprise mobility markets, market demand and the results of our increased investment to address such market demand. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	September 30, 2012		September 30, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$10,969	40%	$8,861	38%
Services	16,348	60%	14,300	62%
Total revenues	27,317	100%	23,161	100%
Cost of revenues:
Software license	967	4%	733	3%
Services	8,858	32%	7,255	31%
Total cost of revenues	9,825	36%	7,988	34%
Gross profit	17,492	64%	15,173	66%
Operating expenses:
Research and development costs, net	3,625	13%	2,266	10%
Selling and marketing expenses	8,515	31%	5,682	25%
General and administrative expenses	2,247	8%	1,925	8%
Total operating expenses	14,387	53%	9,873	43%
Operating income	3,105	11%	5,300	23%
Interest expenses, net	16	0%	150	1%
Net income before taxes	$3,089	11%	$5,150	22%
Tax expense	281	1%	658	3%
Net income	$2,808	10%	$4,492	19%
Net earnings per ordinary share:
Basic	$0.09		$0.14
Diluted	$0.09		$0.14
Shares used in computing basic net income per share	31,597,918		31,220,275
Shares used in computing diluted net income per share	32,740,287		32,645,964

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Nine Months Ended
	September 30, 2012		September 30, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$23,694	33%	$22,379	35%
Services	47,953	67%	40,749	65%
Total revenues	71,647	100%	63,128	100%
Cost of revenues:
Software license	2,532	4%	1,764	3%
Services	26,457	37%	20,957	33%
Total cost of revenues	28,989	40%	22,721	36%
Gross profit	42,658	60%	40,407	64%
Operating expenses:
Research and development costs, net	9,275	13%	6,418	10%
Selling and marketing expenses	23,252	32%	17,277	27%
General and administrative expenses	6,444	9%	5,291	8%
Total operating expenses	38,971	54%	28,986	46%
Operating income	3,687	5%	11,421	18%
Interest income (expenses), net	210	0%	(172)	0%
Net income before taxes	$3,897	5%	$11,249	18%
Tax expense, net	315	0%	1,910	3%
Net income	$3,582	5%	$9,339	15%
Net earnings per ordinary share:
Basic	$0.11		$0.30
Diluted	$0.11		$0.29
Shares used in computing basic net income per share	31,520,923		30,921,921
Shares used in computing diluted net income per share	32,869,186		32,270,766

ClickSoftware Technologies Ltd. CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	September 30, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$21,771	$14,683
Deposits	18,538	28,243
Marketable securities	10,195	10,945
Trade receivables, net	26,940	23,378
Deferred taxes	680	540
Other receivables and prepaid expenses	2,874	2,610
Total current assets	80,998	80,399
LONG TERM ASSETS
Property and equipment, net	4,294	3,873
Deposits	1,094	1,093
Other receivables and prepaid expenses	90	233
Deferred taxes	580	550
Intangible assets, net	602	1,166
Goodwill	1,572	1,572
Severance pay funds	1,874	1,746
Total long term assets	10,106	10,233
Total Assets	$91,104	$90,632

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$14,449	$13,608
Dividend payable	—	2,536
Deferred revenues	9,886	9,529
Total current liabilities	24,335	25,673
LONG TERM LIABILITIES
Accrued severance pay	4,300	3,847
Deferred taxes liability	280	180
Deferred revenues	1,793	1,828
Total long term liabilities	6,373	5,855
Total liabilities	30,708	31,528
SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	132	131
Additional paid-in capital	86,822	84,383
Accumulated deficit	(26,672)	(25,200)
Accumulated other comprehensive income	157	(167)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	60,396	59,104
Total Liabilities and shareholders' equity	$91,104	$90,632

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, In thousands)

	Nine Months Ended
	September 30, 2012	September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,582	$9,339
Adjustments to reconcile net income to
net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,572	1,084
Amortization of deferred compensation	1,882	1,221
Amortization of acquired intangible assets	565	606
Severance pay, net	325	144
Gain on marketable securities	(123)	(71)
Other	4	10
Changes in operating assets and liabilities:
Trade receivables	(3,562)	(4,217)
Deferred taxes	(70)	1,010
Other receivables	203	265
Accounts payable and accrued expenses	841	(991)
Deferred revenues	322	2,275
Net cash provided by operating activities	$5,541	$10,675
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,998)	(1,272)
Decrease (increase) in deposits	9,704	(14,458)
Investments in marketable securities	(1,075)	(7,360)
Proceeds from sale of marketable securities	1,948	4,831
Net cash provided by (used in) investment activities	$8,579	$(18,259)
CASH FLOWS FROM FINANCING ACTIVITIES
﷐ Dividend paid	(7,590)	(4,976)
Employee options exercised	558	1,279
Net cash used in financing activities	$(7,032)	$(3,697)
DECREASE IN CASH AND CASH EQUIVALENTS	7,088	(11,281)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,683	25,749
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$21,771	$14,468

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	September 30, 2012		September 30, 2011
	$	% of Revenues	$	% of Revenues
GAAP Net income	$2,808	10%	$4,492	19%
Share-based compensation (1)	650		509
Amortization of intangible assets (2)	150		202
Deferred taxes	50		260
Non-GAAP Net income	$3,658	13%	$5,463	24%

GAAP Earnings per share (diluted)	$0.09		$0.14
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.00		0.00
Deferred taxes	0.00		0.01
Non-GAAP Earnings per share (diluted)	$0.11		$0.17

(1) Share-based compensation:
Cost of services	86		53
Research and development costs, net	72		43
Selling and marketing expenses	165		101
General and administrative expenses	327		312
	$650		$509

(2) Amortization of intangible assets:
Cost of revenues	121		172
Research and development costs, net	29		30
	$150		$202

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Nine Months Ended
	September 30, 2012		September 30, 2011
	$	% of Revenues	$	% of Revenues
GAAP Net income	$3,582	5%	$9,339	15%
Share-based compensation (1)	1,882		1,221
Amortization of intangible assets (2)	565		606
Deferred taxes	(70)		1,010
Non-GAAP Net income	$5,959	8%	$12,176	19%

GAAP Earnings per share (diluted)	$0.11		$0.29
Share-based compensation	0.06		0.04
Amortization of intangible assets	0.01		0.02
Deferred taxes	0.00		0.03
Non-GAAP Earnings per share (diluted)	$0.18		$0.38

(1) Share-based compensation:
Cost of services	227		150
Research and development costs, net	185		126
Selling and marketing expenses	438		288
General and administrative expenses	1,032		657
	$1,882		$1,221

(2) Amortization of intangible assets:
Cost of revenues	476		517
Research and development costs, net	89		89
	$565		$606